FOR IMMEDIATE RELEASE                    Contact:  Guy T. Marcus
December 9, 1996                                   Vice President-Inv. Rel.
                                                   (214) 978-2691

                       HALLIBURTON COMPANY REORGANIZATION

     DALLAS, Texas -- Halliburton Company (NYSE-HAL) announced today that, prior to 1996 year end, it intends to complete a reorganization of its legal structure under amended Delaware law.

A new parent holding company will be created which will own the existing publicly held company. The name of the new parent company will be Halliburton Company. The name of the former public company will be changed to Halliburton Energy Services, Inc.

     The purpose of this reorganization is to improve internal operating flexibility and reduce the overall impact of certain state taxes. The company's domestic energy services business units will operate through subsidiary corporations rather than as divisions of the parent company. Otherwise, the business operations of the company will not change as a result of implementing the new legal structure.

     The reorganization will be structured in a manner that will not require action by Halliburton's shareholders, whose rights, privileges and interests will remain the same with respect to the new parent corporation. Existing Halliburton Company common stock certificates will remain in force and effect;

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no exchange of certificates will take place. Halliburton Company has received an opinion of counsel that the reorganization will be tax free to its shareholders. The company's name, charter, by-laws and board of directors will not change as a result of the reorganization. The new parent company will continue to be traded with the ticker symbol "HAL" on the New York Stock Exchange and its CUSIP number will not change.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

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